Data General Corporation
       First Quarter 1995 Interim Report

       Period ending December 24, 1994
       Bringing Common Sense to Computing


       TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES:

            Data General reported net income of $24.2 million, or $.63 per share ($.59 per share assuming full dilution) for its first quarter of fiscal 1995, which ended December 24, 1994. The net income includes a one-time pre-tax gain of $44.5 million resulting from the settlement of a six-year software copyright infringement and trade secret lawsuit against Northrop Grumman Corporation. During last year's first quarter the company reported a net loss of $21.1 million.

            From operations, the company reported a loss of $9.4 million, compared with an operating loss of $18.5 million in the first quarter last year. Revenues for the quarter were $282.2 million, compared with last year's first quarter revenues of $261.2 million.

            The first quarter has traditionally been a weak quarter for us. However, despite this we were able to record a year-over-year revenue increase of eight percent and reduce our operating loss by nearly 50 percent. This marks the fourth consecutive quarter in which total revenues have shown an increase over the comparable quarter of the prior year.

            We continue to see year-over-year revenue growth in our AViiONR product family, as well as increasing acceptance of our Open CLARiiONR storage product line which had its strongest quarter to date. Overall, our open systems products now represent slightly more than 90 percent of our total product revenues.

            Approximately two-thirds of AViiON revenues came from sales of our high-end servers. This is encouraging because it is consistent with our market focus on commercial enterprises which need powerful systems, such as our AViiON servers, to support large numbers of users, handle large numbers of transactions and support large databases.

            Data General today is very well positioned within the high-end commercial computing marketplace with our AViiON server and CLARiiON storage system platform, our industry-leading commercial UNIX operating system, our ability to provide a wide spectrum of systems integration services, and through our relationships with software partners who provide database and enterprise applications.

            Our financial position remains strong. In the first quarter Data General increased its cash position by more than $20 million to $211 million. The increase includes the cash received from the settlement of litigation with Northrop Grumman Corporation.

            During the quarter, the company's open systems product line was strengthened with the introduction of two Windows-based systems management products which allow users to monitor and manage their enterprise-wide computer networks from anywhere in the world at any time.

            In addition, three software products were introduced by the company's CLARiiON Business Unit during the first quarter. The new products extend the unit's storage offerings for the Sun and IBM server marketplaces, providing expanded systems management and fault tolerant capabilities.

            Our transition to a high-end open systems company is nearly complete, and we believe we have the strategy, the product roadmap and the financial resources required for long-term success.

       Respectfully submitted,

       (signature)

       Ronald L. Skates
       President and Chief Executive Officer
       February 1, 1995


       ANNUAL MEETING HIGHLIGHTS

            The Annual Meeting of Stockholders of Data General Corporation was held in Boston on Wednesday, January 25, 1995. Stockholders voted on two proposals -- the election of company directors, and an amendment to Data General's Employee Stock Option Plan.

            The following were elected as directors:

            Frederick R. Adler -- Retiring Senior Partner, Fulbright & Jaworski L.L.P., Attorneys at Law.

            Ferdinand Colloredo-Mansfeld - Chairman and Chief Executive Officer, Cabot Partners Limited Partnership.

            John G. McElwee -- Retired Chairman and Chief Executive Officer, John Hancock Mutual Life Insurance Company.

            Ronald L. Skates -- President and Chief Executive Officer, Data General Corporation.

            W. Nicholas Thorndike -- Corporate Director and Trustee.

            Donald H. Trautlein -- Retired Chairman and Chief Executive Officer, Bethlehem Steel Corporation.

            Richard L. Tucker -- Managing Director, Trinity Investment Management Corporation.

            During the meeting, stockholders voted to approve amendments to the Employee Stock Option Plan increasing the number of shares from 4,000,000 to 7,000,000, extending the termination date from October 6, 1996 to November 2, 2004, and giving the Employee Option Plan Committee discretion to designate options as transferable.

            In his remarks to stockholders, Data General President and CEO Ronald L. Skates said, "We were one of the first companies to adopt an open systems strategy when we announced it in 1988. We have made as significant a transition as any company in the industry. I believe we have emerged as a company well positioned in growing markets of our industry. However, we still have much to do as the pace of change in the industry has accelerated."

            Noting increased pressure on gross margins and Data General's response in terms of changing the company cost structure, Skates defined Data General: "Today, Data General is an open systems server company focused on high-end commercial computing. We provide servers, storage products and services to information systems users worldwide. We work with partners to deliver software applications and tools."
            "We are refining our business to focus on the largest area of opportunity -- high-end commercial servers. This used to be the domain of mainframes. But our high-end server technology can now meet these needs, and the capabilities Data General has developed over the past few years track line-for-line with the requirements of large customers."

            "The mission for Data General in 1995 is clear. We need to grow our revenues from high-end commercial servers, continue our success with CLARiiON storage, and manage our business to make a profit. Today's gross margins simply do not support yesterday's business models. We need to stay ahead of the curve."

            "Over the past few years, we have assembled a management team capable of carrying out our business strategy. We have people with the talents and expertise to lead Data General back to profitability. All the pieces are in place. We must grow our revenues to achieve success, and we are committed to the task."

            The full text of remarks made by Mr. Skates is available electronically on the world-wide web (dg.com or gopher.dg.com). Copies may also be obtained by writing to: Data General Corporation, Corporate Communications Department, MS-B221, 4400 Computer Drive, Westboro, Mass. 01580.



DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)


                                                          Quarter Ended
                                                       Dec. 24,   Dec. 25,
in thousands, except net income (loss) per share         1994       1993

Revenues:
    Product . . . . . . . . . . . . . . . . . . . . . .$181,193   $163,697
    Service . . . . . . . . . . . . . . . . . . . . . . 101,012     97,530

         Total revenues . . . . . . . . . . . . . . . . 282,205    261,227

Costs and expenses:
    Cost of product revenues. . . . . . . . . . . . . . 119,458    111,603
    Cost of service revenues. . . . . . . . . . . . . .  64,495     57,556
    Research and development. . . . . . . . . . . . . .  21,664     23,517
    Selling, general, and administrative. . . . . . . .  85,990     87,022

         Total costs and expenses . . . . . . . . . . . 291,607    279,698

Loss from operations. . . . . . . . . . . . . . . . . .  (9,402)   (18,471)

Interest income . . . . . . . . . . . . . . . . . . . .   2,192      1,454
Interest expense. . . . . . . . . . . . . . . . . . . .   3,556      3,474
Other income, net . . . . . . . . . . . . . . . . . . .  41,972         --

Income (loss) before income taxes . . . . . . . . . . .  31,206    (20,491)
Income tax provision. . . . . . . . . . . . . . . . . .   7,000        600

Net income (loss) . . . . . . . . . . . . . . . . . .   $24,206   $(21,091)


Primary net income (loss) per share:

  Net income (loss) per share . . . . . . . . . . . . .    $.63      $(.60)

  Weighted average shares outstanding . . . . . . . . .  38,213     35,333


Net income (loss) per share assuming full dilution:

  Net income (loss) per share . . . . . . . . . . . . .    $.59      $(.60)

  Weighted average shares outstanding . . . . . . . . . .44,795     35,333



No cash dividends have been declared or paid since inception.

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS



                                                             (Unaudited)
                                                        Dec. 24,   Sept. 24,
dollars in thousands                                      1994        1994

Assets
Current assets:
  Cash and temporary cash investments . . . . . . . . . $119,173    $142,448
  Marketable securities . . . . . . . . . . . . . . . .   91,460      47,865
  Receivables, net. . . . . . . . . . . . . . . . . . .  260,044     258,709
  Inventories . . . . . . . . . . . . . . . . . . . . .  113,082     118,412
  Other current assets. . . . . . . . . . . . . . . . .   28,799      30,642

    Total current assets. . . . . . . . . . . . . . . .  612,558     598,076

Property, plant, and equipment, net . . . . . . . . . .  165,137     164,777
Other assets. . . . . . . . . . . . . . . . . . . . . .   61,529      59,011

                                                        $839,224    $821,864

Liabilities and stockholders' equity
Current liabilities:
  Notes payable . . . . . . . . . . . . . . . . . . . . $  2,383    $  2,461
  Accounts payable. . . . . . . . . . . . . . . . . . .   92,614      92,338
  Other current liabilities . . . . . . . . . . . . . .  225,853     232,066

    Total current liabilities . . . . . . . . . . . . .  320,850     326,865

Long-term debt. . . . . . . . . . . . . . . . . . . . .  154,869     156,942
Other liabilities . . . . . . . . . . . . . . . . . . .   30,971      29,445

Stockholders' equity:
  Common stock:
    Outstanding -- 36,660,000 shares at Dec. 24, 1994
    and 36,457,000 shares at Sept. 24, 1994 (net of
    deferred compensation of $9,586 at Dec. 24, 1994
    and $9,348 at Sept. 24, 1994) . . . . . . . . . . .  436,719     434,757
  Accumulated deficit . . . . . . . . . . . . . . . . .  (92,717)   (116,923)
  Cumulative translation adjustment . . . . . . . . . .  (11,468)     (9,222)

    Total stockholders' equity. . . . . . . . . . . . .  332,534     308,612

                                                        $839,224    $821,864


The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)


                                                             Quarter Ended
                                                         Dec. 24,     Dec. 25,
in thousands                                               1994         1993

Cash flows from operating activities:
  Net income (loss) . . . . . . . . . . . . . . . . . . . $24,206     $(21,091)
  Adjustments to reconcile net income (loss) to
   net cash provided from operating activities:
    Depreciation. . . . . . . . . . . . . . . . . . . . .  18,530       19,356
    Amortization of capitalized software development costs. 4,201        4,336
    Other non-cash items, net . . . . . . . . . . . . . . . 5,834        7,267
    Change in operating assets and liabilities  . . . . .     205       (6,435)

    Net cash provided from operating activities . . . . .  52,976        3,433

Cash flows from investing activities:
  Expenditures for property, plant, and equipment . . . . (23,680)     (20,886)
  Net proceeds from (purchases of) marketable securitie . (43,595)       4,722
  Capitalized software development costs. . . . . . . . .  (5,350)      (4,373)
  Investment in securities. . . . . . . . . . . . . . . .    (600)      (2,000)

    Net cash used by investing activities . . . . . . . . (73,225)     (22,537)

Cash flows from financing activities:
  Cash provided from stock plans. . . . . . . . . . . . .     751          621
  Repayment of long-term debt . . . . . . . . . . . . . .  (2,700)          --

    Net cash provided from (used by) financing activities  (1,949)         621

Effect of foreign currency rate fluctuations
  on cash and temporary cash investments. . . . . . . . .  (1,077)        (790)

Decrease in cash and temporary cash investments . . . . . (23,275)     (19,273)
Cash and temporary cash investments - beginning of period 142,448      119,560

Cash and temporary cash investments - end of period . . .$119,173     $100,287

Supplemental disclosure of cash flow information:
  Interest paid . . . . . . . . . . . . . . . . . . . . .$  5,054     $  4,998
  Income taxes paid . . . . . . . . . . . . . . . . . . .$    883     $    610

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)


Note 1.  Consolidated Balance Sheet Details

                                                      Dec. 24,   Sept. 24,
in thousands                                            1994        1994

Inventories:
  Raw materials . . . . . . . . . . . . . . . . . . . $  8,308    $ 11,791
  Work in process . . . . . . . . . . . . . . . . . .   34,847      36,282
  Finished systems. . . . . . . . . . . . . . . . . .   31,935      35,521
  Field engineering parts and components. . . . . . .   37,992      34,818
                                                      $113,082    $118,412

Property, plant, and equipment:
  Property, plant, and equipment. . . . . . . . . . . $619,669    $642,924
  Accumulated depreciation. . . . . . . . . . . . . . (454,532)   (478,147)
                                                      $165,137    $164,777

      During the quarter the company retired fully depreciated computer equipment spares with an original cost of $31,205.

      Note 2.  Letter of Credit and Reimbursement Agreement

           Effective December 21, 1994, the company entered into a $30 million unsecured letter of credit facility with a group of banks. This agreement, which is available to secure issuance of letters of credit, has a duration of 364 days. The facility contains certain covenants, including restrictions on the sale or pledge of certain assets, the declaration of dividends, and the incurrence of other debt. At December 24, 1994 there were $5.4 million letters of credit secured by this facility. The new agreement will replace the company's unsecured $40 million revolving credit facility and $30 million letter of credit facility. At December 24, 1994, there were $5.5 million of letters of credit secured by the expiring facility. This facility was cancelled on January 18, 1995 upon liquidation of the outstanding obligations. The revolving credit facility was cancelled prior to the end of the fiscal quarter.

      Note 3.  Litigation

           In the current quarter, the company settled with Northrop Grumman Corporation its six-year software copyright infringement and trade secrets litigation against Grumman Systems Support Corporation ("Grumman"). Under the terms of this settlement, Grumman paid the company $53 million and the parties have dismissed all pending litigation. The company recognized a pre-tax gain, net of related legal fees and other expenses, of $44.5 million resulting from the settlement, which is included in other income, net, in the current quarter consolidated statement of operations. This amount has been partially offset by certain other non-operating expenses.

      Note 4.  Basis of Presentation

           In the current quarter, the company adopted Statement of Financial Accounting Standards ("SFAS") 112, "Employers' Accounting for Post-Employment Benefits" and SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS 112 requires the accrual of liabilities for the estimated cost of benefits provided by the employer to former or inactive employees. SFAS 115 addresses accounting and reporting for investments in certain debt and equity securities that will not be held until maturity. All of the company's marketable securities at September 24, 1994 and December 24, 1994 have maturities of less than one year, and have been classified as being 'held-to-maturity'. The implementation of SFAS 112 and SFAS 115 did not have a material effect on the company's consolidated financial position or results of operations.

           In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation. The company's accounting policies are described in the Notes to Consolidated Financial Statements in the company's 1994 Annual Report. The results of operations for the quarter ended December 24, 1994 are not necessarily indicative of the results for the entire fiscal year.